Exhibit 31

Rio de Janeiro, April 28, 2014

To:

OI S.A.

Attn: Bayard de Paoli Gontijo

Re.: Waiver of Condition Precedent to the Agreement
for the Subscription of Shares Issued by Oi S.A.

Dear Sirs,

1.                                      Reference is made to the Agreement for the Subscription of Shares Issued by Oi S.A. entered into between Oi S.A. (“Oi”) and Portugal Telecom, SGPS S.A. (“Portugal Telecom”) on February 19, 2014 (the “Agreement”), setting forth the terms and conditions whereby Portugal Telecom agreed, in connection with the Oi Capital Increase, to subscribe for a certain number of ordinary shares and/or preferred shares of capital stock of Oi, pursuant to subscription orders to be submitted by Portugal Telecom.

2.                                      As provided for in Clause 3.2(iv) of the Agreement, one of the Conditions Precedent set forth to the benefit of Portugal Telecom is that the settlement of the Global Offering shall occur within 70 (seventy) days as from the first Convening Notice for Oi’s general shareholders’ meeting.

3.                                      However, taking into account the changes in the timetable of the Global Offering, namely the date of settlement of the Oi Capital Increase, arising from external factors beyond the control of the Parties, including the suspension of the Global Offering by the CVM and the demands issued by such Authority, Portugal Telecom acknowledges that it will not be possible for Oi to meet the deadline for the settlement of the Global Offering provided for in Clause 3.2(iv) of the Agreement.

4.                                      Therefore, in accordance with the terms of Clause 3.4 of the Agreement, Portugal Telecom hereby agrees that the condition set forth in Clause 3.2(iv) of the Agreement will be deemed to have been satisfied if the settlement of the Global Offering occurs on or prior to May 15, 2014.

5.                                      Except where otherwise defined in the present letter, capitalized terms used herein shall have the meanings ascribed to them in the Agreement.

Sincerely,

Portugal Telecom, SGPS S.A.

By:	/s/ Shakhaf Wine
Name: Shakhaf Wine
Title: Executive Director

Acknowledged on

By:
Oi S.A.
By Bayard de Paoli Gontijo